PARTIAL ASSIGNMENT AND ASSUMPTION OF AGREEMENT AND CONSENT

THIS PARTIAL ASSIGNMENT AND ASSUMPTION OF AGREEMENT AND CONSENT (“Agreement”) is made and entered into this 24th day of October, 2016, by and between HFT Enterprises, LLC, a Nevada limited liability company (“Assignor”), Michael Herman and Leroy Landhuis, each an“Assignee”, and FieldPoint Petroleum Corporation, a Colorado corporation (“Fieldpoint”).

RECITALS

WHEREAS, Assignor and FieldPoint entered into that certain Stock and Mineral Interest Purchase Agreement dated August 12, 2016 (the “Agreement”); and,

WHEREAS, Assignor desires to assign to each Assignee Assignor’s right under the Agreement to purchase an aggregate of 442,282 shares of FieldPoint common stock and each Assignee desires to assume Assignor’s obligation to purchase those shares; and

WHEREAS, Fieldpoint is willing to consent to such assignment and transfer of a portion of Assignor’s obligations under the Agreement under the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and legal sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.  Assignment.  Effective as of the date hereof Assignor hereby assigns to each Assignee the right of Assignor under the Agreement to purchase an aggregate of 884,564 shares of FieldPoint common stock, 442,282 by each Assignee at a price of $0.45 per share, subject to the terms and conditions of the Agreement.  It is acknowledged that this partial assignment covers the first half of the total subscription contained in the Agreement, and that Assignor continues to be obligated under the Agreement to purchase the second tranche of an additional 884,564 shares of common stock at a price of $0.45 per share on or before December 31, 2016.

2.  Assumption.  Each Assignee hereby assumes, covenants and agrees to purchase the 442,282 shares of Fieldpoint common stock in accordance with paragraph 1 of this Partial Assignment.

3. FieldPoint’s Consent to Assignment.  FieldPoint hereby consents to the partial assignment by Assignor to Assignee as provided in this Partial Assignment.  Such consent is expressly conditioned upon Assignee’s acknowledgment and agreement that neither this consent nor anything contained in this Partial Assignment shall be deemed to modify, alter, amend, or waive any provisions of the Agreement.

4.  Counterparts.  This Partial Assignment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  Facsimile signatures shall be deemed the same as originals.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

ASSIGNOR:

ASSIGNEE:

HFT Enterprises, LLC

Mike Herman

By: /s/ Mike Herman

/s/ Mike Herman

Mike Herman, its Manager

ASSIGNEE:

Leroy Landhuis

/s/ LeRoy Landhuis

FIELDPOINT PETROLEUM CORPORATION:

By: /s/ Phillip Roberson

Phillip Roberson, President

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